UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April 2023

Commission File Number:  001-10691

DIAGEO plc
(Translation of registrant’s name into English)

16 Great Marlborough Street, London, United Kingdom, W1F 7HS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X                                                                  Form 40-F

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DIAGEO PLC ANNOUNCES VOLUNTARY DELISTING FROM EURONEXT PARIS

25 April 2023, London - Today, following its announcement on 13 April 2023, Diageo plc ("Diageo") announces that the delisting of its shares from Euronext Paris (ISIN:GB0002374006) (the "Paris Delisting") has been approved by the board of directors of Euronext Paris. It is currently anticipated that the Paris Delisting will take effect on 26 May 2023.

The decision by Diageo to delist was taken following a review of the trading volumes, costs and administrative requirements related to its listing on Euronext Paris.

The delisting from Euronext Paris will not have any impact on Diageo's day-to-day operations in France.
Diageo's listings on the London Stock Exchange (DGE) (the "LSE") and the New York Stock Exchange (DEO) will not be impacted by the delisting from Euronext Paris.

Following the announcement made on 13 April 2023, Diageo has also submitted an application for the delisting of its ordinary shares from Euronext Dublin (the "Dublin Delisting"). Euronext Dublin has now confirmed that it requires no further information from Diageo to effect the Dublin Delisting (other than final confirmation of the date of the Dublin Delisting). It is currently anticipated that the Dublin Delisting will take effect on or around 30 May 2023, approximately one business day after the Paris Delisting has taken effect. Diageo will publish a further announcement when the Dublin Delisting has taken effect.

A voluntary sales facility procedure will be put in place in accordance with Euronext Paris' rules to allow shareholders to sell their Diageo shares listed on Euronext Paris and held in the Euroclear France clearing system (the "Diageo Euronext Paris Shares"). Diageo has appointed Uptevia to act as centralising agent in connection with the voluntary sales facility.

Holders of Diageo Euronext Paris Shares have the following options:
●
not participate in the voluntary sales facility and keep all of your Diageo Euronext Paris Shares, which will be transferred to the LSE following the delisting date and which you will be able to trade on the LSE thereafter, subject to the terms applied by your financial intermediary and your custody arrangements; or
●
not participate in the voluntary sales facility and sell some or all of your shares on Euronext Paris using your financial intermediary in the usual way on or before 25 May 2023 (this being the final date for the settlement of such trades prior to the delisting date) and thereafter trade any remaining shares on the LSE, subject to the terms applied by your financial intermediary and your custody arrangements; or
●
participate in the voluntary sales facility as described in more detail below and sell some or all of your Diageo Euronext Paris Shares on the LSE, in accordance with the rules of Euronext Paris and the terms and conditions of the voluntary sale facility and thereafter trade any remaining shares on the LSE, subject to the terms applied by your financial intermediary and your custody arrangements.

Voluntary Sales Facility Procedure

Shareholders who wish to sell some or all of their Diageo Euronext Paris Shares on the LSE through the voluntary sales facility procedure must request that their financial intermediary deliver their Diageo Euronext Paris Shares to Uptevia, acting as centralising agent, from 2 May 2023 to 16 May 2023 (inclusive), pursuant to the procedure described below.

The Diageo Euronext Paris Shares delivered to Uptevia from 2 May 2023 to 16 May 2023 (inclusive) will be sold by Uptevia on the LSE beginning on 22 May 2023 by its nominated LSE broker at the market price prevailing at the time of the sale(s). Uptevia, with the assistance of its broker, will calculate the average sale price of Diageo Euronext Paris Shares sold pursuant to the voluntary sales facility and will transfer the sale proceeds (which will be converted into Euros from Sterling by Uptevia) to the participating shareholders' financial intermediaries once Uptevia receives the funds from its nominated LSE broker.

Diageo will pay the centralisation and brokerage fees and any applicable foreign exchange commission in connection with the sale on the LSE of the Diageo Euronext Paris Shares sold pursuant to the voluntary sales facility.

The voluntary sales facility procedure is also described in the Euronext notice expected to be published today.

No guarantee can be given by Diageo or by Uptevia as to the timing or the price at which the Diageo Euronext Paris Shares tendered pursuant to the voluntary sales facility will be sold on the LSE.

Holders of Diageo Euronext Paris Shares may decide not to participate in the voluntary sales facility or may decide not to take any action, in which case no guarantee can be given to them regarding the terms, including costs, that may be applied by their financial intermediary in connection with or after the Paris Delisting. Holders of Diageo Euronext Paris Shares are urged to consult their investment adviser before deciding whether to participate in the voluntary sales facility procedure.

The indicative timetable for the voluntary sales facility and the Paris Delisting is set out below. All dates are indicative only, are based on Diageo's current expectations and are subject to change. If any of the dates in this indicative timetable change, the revised dates will be announced.

Event	Date
Beginning of the voluntary sales facility participation window	2 May 2023
End of the voluntary sales facility participation window	16 May 2023
End of centralisation by Uptevia	22 May 2023
Sale on the LSE of the Diageo Euronext Paris Shares tendered pursuant to the voluntary sales facility	From 22 May 2023
Last day of trading of Diageo Euronext Paris Shares on Euronext Paris	25 May 2023
Delisting of Diageo Euronext Paris Shares from Euronext Paris	26 May 2023
Settlement of the average sale proceeds of the voluntary sales facility to the relevant financial intermediaries	As soon as possible after receipt by Uptevia of the proceeds of the voluntary sales facility

Diageo shareholders participating in the voluntary sales facility acknowledge and accept the risks related to the potential changes in the Diageo share price and/or applicable foreign exchange rates between the time when their Diageo Euronext Paris Shares are delivered to Uptevia for participation in the voluntary sales facility and the receipt of the applicable sale proceeds.

Any instructions to tender Diageo Euronext Paris Shares to the voluntary sales facility are irrevocable, as is the subsequent sale of such Diageo Euronext Paris Shares on the LSE, and such instructions must be transmitted to the holder's financial intermediary prior to the deadline provided in the notice that each Diageo shareholder will receive from its custodian.

Shareholders who would like additional information about the voluntary sales facility or the delisting of Diageo Euronext Paris Shares from Euronext Paris should contact their custodian and usual financial intermediary.

Additional information can also be found in the FAQs published here:
https://www.diageo.com/en/investors/shareholder-centre/euronext-paris-and-euronext-dublin

Enquiries:

Media relations Diageo Global Press Office	+44 (0) 7803 856 200 press@diageo.com
Investor relations Durga Doraisamy Andrew Ryan	Investor.relations@diageo.com +44 (0) 7803 854842 +44 (0) 7803 854842

About Diageo

Diageo is a global leader in beverage alcohol with an outstanding collection of brands including Johnnie Walker, Crown Royal, J&B and Buchanan's whiskies, Smirnoff, Cîroc and Ketel One vodkas, Captain Morgan, Baileys, Don Julio, Tanqueray and Guinness.

Diageo is a global company whose products are sold in more than 180 countries around the world. The company is listed on both the London Stock Exchange (DGE) and the New York Stock Exchange (DEO). For more information about Diageo, our people, our brands, and performance, visit us at www.diageo.com. Visit Diageo's global responsible drinking resource, www.DRINKiQ.com, for information, initiatives, and ways to share best practice.

LEI Number: 213800ZVIELEA55JMJ32

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Diageo plc
(Registrant)

Date: 25 April 2023

By:___/s/ James Edmunds

James Edmunds
Deputy Company Secretary